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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                                 Kinam Gold Inc.
                                (Name of Issuer)
                           $3.75 Series B Convertible
                                 Preferred Stock
                         (Title of Class of Securities)

                                    49448220
                    ----------------------------------------
                                 (CUSIP Number)

                                  Keith L. Pope
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840


--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)
                                        -

                                 August 14, 2001
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   49448220
--------------------


1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Kinross Gold Corporation


2  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)


3  SEC Use Only


4  Source of Funds (See Instructions)

     OO


5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e)

     [X]


6  Citizenship or Place of Organization

     Province of Ontario

Number of Shares Beneficially Owned by Each Reporting Person With

7  Sole Voting Power

     -0-

8  Shared Voting Power

     945,400 shares of $3.75 Series B Convertible Preferred Stock


9  Sole Dispositive Power

     -0-


10 Shared Dispositive Power

     945,400 shares of $3.75 Series B Convertible Preferred Stock


11 Aggregate Amount Beneficially Owned by Each Reporting Person

     945,400 shares of $3.75 Series B Convertible Preferred Stock


12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


13 Percent of Class Represented by Amount in Row (11)

     51.3%


14 Type of Reporting Person (See Instructions)

     CO

CUSIP No.   49448220
--------------------


1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Kinross Gold U.S.A., Inc.: 87-0364965


2  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)


3  SEC Use Only


4  Source of Funds (See Instructions)

     OO


5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [X]


6  Citizenship or Place of Organization

     Nevada


Number of  Shares  Beneficially  Owned by Each  Reporting  Person  With


7  Sole Voting Power

     -0-

8  Shared Voting Power

     945,400 shares of $3.75 Series B Convertible Preferred Stock


9  Sole Dispositive Power

     -0-


10 Shared Dispositive Power

     945,400 shares of $3.75 Series B Convertible Preferred Stock


11 Aggregate Amount Beneficially Owned by Each Reporting Person

     945,400 shares of $3.75 Series B Convertible Preferred Stock


12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


13 Percent of Class Represented by Amount in Row (11)

     51.3%


14 Type of Reporting Person (See Instructions)

     CO

CUSIP No.   49448220
--------------------

Item 1.  Security and Issuer

         (a) Title of Class of Equity Securities:

             $3.75 Series B Convertible Preferred Stock, par value $1.00 ("Kinam Preferred")

         (b) Name of Issuer:

             Kinam Gold, Inc. ("Kinam")

         (c) Address of Issuer's Principal Executive Office:

             185 South State Street, Suite 820, Salt Lake City, UT 84111

Item 2.  Identity and Background

         (a) Name:

             Kinross Gold Corporation ("Kinross Canada")

             Kinross Gold U.S.A., Inc. ("Kinross USA")

         (b) Business or Residence address:

             Kinross Canada: Suite 5200, 40 King Street West, Toronto, Ontario M5H 3Y2

             Kinross USA: Suite 820, 185 South State Street, Salt Lake City, Utah 84111

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

             Both Kinross Canada and Kinross USA are engaged in the business of mining and processing of gold and silver ore and the exploration for and acquisition and development of gold bearing properties. Kinross Canada owns all of the outstanding shares of common stock of Kinross USA. Kinross USA owns all of the outstanding shares of common stock of Kinam.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

             During the last five years, none of Kinross Canada or its executive officers or directors, or Kinross USA or its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

CUSIP No.   49448220
-------------------

             Except as set forth below, during the last five years, none of Kinross Canada or its executive officers or directors, or Kinross USA or its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             Mr. John Ivany, the Executive Vice President of Kinross Canada and a director of Kinross USA, was the subject of enforcement proceedings by the Alberta Securities Commission in Re Cartaway Resources Corp. In its order dated February 22, 2001, the Alberta Securities Commission found that Mr. Ivany, as Chief Executive Officer of Cartaway Resources Corp., had allowed the issuance of a press release which contained a material factual error in violation of the securities laws of the Province of Alberta. As a result, Mr. Ivany was prohibited from acting as a director or officer of any junior issuer for a period of five years and ordered to pay costs in the amount of Cdn. $20,000. The Alberta Securities Commission defined a "junior issuer" as an issuer that has (i) consolidated total assets of less than Cdn. $10,000,000 as shown in the most recent balance sheet of the issuer, (ii) consolidated revenue of less than Cdn. $10,000,000 as shown in the most recent annual income statement of the issuer, or (iii) shareholders' equity of less than Cdn. $10,000,000 as shown in the most recent balance sheet of the issuer. Neither Kinross Canada nor Kinross USA is a junior issuer under these guidelines.

         (f) Citizenship:

             Kinross Canada is an Ontario corporation.

             Kinross USA is a Nevada corporation.

             The information required by Item C of the General Instructions relating to the executive officers and directors of Kinross Canada and Kinross USA is set forth on Appendix A and Appendix B hereto, which are incorporated herein by this reference.

Item 3.  Source and Amount of Funds or Other Consideration

             Kinross Canada transferred 945,400 shares of Kinam Preferred to Kinross USA in exchange for three (3) shares of the common stock of Kinross USA.

Item 4.  Purpose of Transaction

             Kinross Canada transferred the shares of Kinam Preferred to Kinross USA for accounting reasons. Kinross Canada and Kinross USA are currently evaluating whether or not they will engage in further transactions with Kinam or seek to acquire additional shares of Kinam Preferred. If Kinross Canada and Kinross USA elect to proceed, they could acquire additional shares of the Kinam Preferred either in privately negotiated transactions or through a general offer to the other shareholders or they could enter into an acquisition or reorganization agreement with Kinam pursuant to which they would merge with or acquire Kinam as a wholly-owned subsidiary. While various options are being considered, Kinross Canada and Kinross USA have not made a decision with respect to which way to proceed or to even proceed at all.

CUSIP No.   49448220
           -----------------------------------------

Item 5.  Interest in Securities of the Issuer

             (a) and (b) Kinross USA and Kinross Canada, as the parent of Kinross USA, share the power to vote, direct the vote, dispose and direct the disposition of 945,400 shares of the Kinam Preferred, which represents 51.3% of the outstanding shares of the Kinam Preferred.

             (c) No other transactions involving shares of Kinam Preferred have been entered into by either Kinross Canada or Kinross USA since the most recent filing on Schedule 13D by Kinross Canada.

             (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Kinam Preferred acquired by Kinross USA.

             (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

             Other than as described in this Amendment No. 1 to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in
             Item 2 and any other person with respect to any securities of Kinam, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits

                  Exhibit         Description

                  A Written Agreement Relating to the Filing of a Joint Statement as Required by Rule 13d-1(k) under the Securities Exchange Act of 1934

CUSIP No.   49448220
--------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           KINROSS GOLD CORPORATION


September 10, 2001                         By: /s/ SHELLEY M. RILEY
------------------                         ------------------------
Date                                               Shelley M. Riley, Secretary



                                           KINROSS GOLD U.S.A., INC.


September 10, 2001                         By: /s/ SHELLEY M. RILEY
------------------                         ------------------------
Date                                               Shelley M. Riley, Secretary

CUSIP No.   49448220
--------------------

                                                   EXHIBIT INDEX

Exhibit                             Description

A Written Agreement Relating to the Filing of a Joint Statement as Required by Rule 13d-1(k) under the Securities Exchange Act of 1934

CUSIP No.   49448220
--------------------

                                   APPENDIX A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                            KINROSS GOLD CORPORATION


Name/Title                      Business Address              Citizenship
----------                      ----------------              -----------
John A. Brough                  Wittington Properties Ltd.       Canada
Director                        22 St. Clair Avenue E.,
                                Suite 500
                                Toronto, Ontario M4T 2S3
Robert M. Buchan                Scotia Plaza, Suite 5200         Canada
Chairman of the Board and       40 King Street West
Chief Executive Officer         Toronto, Ontario M5H 3Y2
Arthur H. Ditto                 Scotia Plaza, Suite 5200         Canada
President and Chief Operating   40 King Street West
Officer                         Toronto, Ontario M5H 3Y2
Bruce E. Grewcock               Peter Kiewit Sons, Inc.           U.S.
Director                        1000 Kiewit Plaza
                                Omaha, NE 68131
John M. H. Huxley               Algonquin Power System Inc.      Canada
Director                        Unit 210
                                2085 Hurontario Street
                                Mississauga, Ontario
                                L5A 4G1
Cameron A. Mingay               Scotia Plaza, Suite 2100         Canada
Director                        40 King Street West
                                Toronto, Ontario M5H 3Y2
John E. Oliver                  The Bank of Nova Scotia          Canada
Director                        Suite 2100
                                580 California Street
                                San Francisco, CA 94104
John W. Ivany                   Scotia Plaza, Suite 5200         Canada
Executive Vice President        40 King Street West
                                Toronto, Ontario M5H 3Y2
Brian W. Penny                  Scotia Plaza, Suite 5200         Canada
Vice President, Finance and     40 King Street West
Chief Financial Officer         Toronto, Ontario M5H 3Y2
Scott A. Caldwell               Scotia Plaza, Suite 5200          U.S.
Senior Vice President, Mining   40 King Street West
Operations                      Toronto, Ontario M5H 3Y2

CUSIP No.   49448220
--------------------

Name/Title                      Business Address                Citizenship
----------                      ----------------                -----------
Richard A. Dye                  185 South State Street, Suite      U.S.
Vice President, Technical       820
Services                        Salt Lake City, UT 84111
Jerry W. Danni                  185 South State Street, Suite      U.S.
Vice President, Environmental   820
Affairs                         Salt Lake City, UT 84111
Christopher T. Hill             Scotia Plaza, Suite 5200          Canada
Vice President, Treasurer       40 King Street West
                                Toronto, Ontario M5H 3Y2
Gordon A. McCreary              Scotia Plaza, Suite 5200          Canada
Vice President, Investor        40 King Street West
Relations                       Toronto, Ontario M5H 3Y2
Robert W. Schafer               Scotia Plaza, Suite 5200           U.S.
Vice President, Exploration     40 King Street West
                                Toronto, Ontario M5H 3Y2
Allan D. Schoening              Scotia Plaza, Suite 5200          Canada
Vice President, Human           40 King Street West
Resources                       Toronto, Ontario M5H 3Y2
Shelley M. Riley                Scotia Plaza, Suite 5200          Canada
Corporate Secretary             40 King Street West
                                Toronto, Ontario M5H 3Y2

                                                    Page 10 of

CUSIP No.   49448220
--------------------

                                   APPENDIX B

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                            KINROSS GOLD U.S.A., INC.


Name/Title                      Business Address                Citizenship
----------                      ----------------                -----------
Arthur H. Ditto                 Scotia Plaza, Suite 5200           Canada
Director and President          40 King Street West
                                Toronto, Ontario M5H 3Y2
Brian W. Penny                  Scotia Plaza, Suite 5200           Canada
Director and Treasurer          40 King Street West
                                Toronto, Ontario M5H 3Y2
John W. Ivany                   Scotia Plaza, Suite 5200           Canada
Director                        40 King Street West
                                Toronto, Ontario M5H 3Y2
Robert Schafer                  Scotia Plaza, Suite 5200            U.S.
Vice President                  40 King Street West
                                Toronto, Ontario M5H 3Y2
Christopher T. Hill             Scotia Plaza, Suite 5200           Canada
Vice President                  40 King Street West
                                Toronto, Ontario M5H 3Y2
Shelley M. Riley                Scotia Plaza, Suite 5200           Canada
Corporate Secretary             40 King Street West
                                Toronto, Ontario M5H 3Y2

CUSIP No.   49448220
--------------------

                                    EXHIBIT A





                                    AGREEMENT

    Each of the undersigned agrees that this Amendment No. 1 to Schedule 13D relating to equity securities of Kinam Gold, Inc. shall be filed on behalf of the undersigned.


                                KINROSS GOLD CORPORATION


 September 10, 2001             By: /s/ SHELLEY M. RILEY
-------------------             ------------------------
Date                            Shelley M. Riley, Secretary



                                KINROSS GOLD U.S.A., INC.


September 10, 2001              By: /s/ SHELLEY M. RILEY
------------------              ------------------------
Date                                    Shelley M. Riley, Secretary